SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: June 26, 2009
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, and
Aeschenvorstadt 1, CH-4051 Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

This Form 6-K consists of the Media Release that appears immediately following this page.

UBS AG
Media Relations
Tel. +41-44-234 85 00
www.ubs.com
25 June 2009
Media release
CHF 3.8 billion placement of new shares from authorized capital
Zurich/Basel, 25 June 2009 – UBS is offering 293,258,050 newly issued shares from authorized capital to a small number of institutional investors at a price of CHF 13.00 per share. After deducting costs associated with the placement, the amount of new equity capital expected to be raised is approximately CHF 3.8 billion.
UBS
Notice to Investors in the United States
This press release does not constitute an offer of securities for sale in the United States of America. Securities described herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States of America absent registration or an exemption from registration thereunder.
Notice to Investors in the European Economic Area
No action has been or will be taken in any member state of the European Economic Area which has implemented the EC Directive 2003/71/EC of the European Parliament and of the Council dated November 4, 2003 (the “Prospectus Directive”) (each a “Relevant Member State”) that would permit a public offering of the securities described herein, or the distribution of a prospectus or any other offering material relating to such securities in any Relevant Member State. In particular, no prospectus within the meaning of the Prospectus Directive and/or the laws implementing the Prospectus Directive in the Relevant Member State has been or will be filed with or approved by the competent authorities of any Relevant Member State in connection with such securities for publication within such Relevant Member State or notification to the competent authorities in another Relevant Member State. Accordingly, if any offer or sale of the securities described herein or any distribution of offering material constituted a public offer in any Relevant Member State it may violate the provisions of laws implementing the Prospectus Directive in such Member State unless certain exceptions set forth in the Prospectus Directive have been fulfilled and these exceptions have been implemented in the Relevant Member State. For the purposes of this provision, the expression an “offer of securities to the public” in relation to the securities described herein in any Relevant Member

Media Relations
25 June 2009

State means a communication to persons in any form and by any means presenting sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive.
Notices to Investors in the United Kingdom
In the United Kingdom, this press release is directed only at (a) persons who have professional experience in matters relating to investments who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (b) high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). In the United Kingdom any person who is not a relevant person should not act or rely on this press release or any of its contents. Any investment or investment activity to which this press release relates is available in the United Kingdom only to relevant persons and will be engaged in only with such persons.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Daniel Morales
	Name:	Daniel Morales
	Title:	Executive Director

Date: June 26, 2009